IMPORTANT NOTICE TO CERTAIN
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF KONINKLIJKE AHOLD N.V.

August 11, 2003

As we communicated to you in our notice dated June 18, 2003, the ability of participants in the Ahold USA, Inc. 401(k) Savings Plan Master Trust, the Stop & Shop Supermarket Company 401(k) Plan for Eligible Bargaining Unit Employees and the U.S. Foodservice 401(k) Retirement Savings Plan (collectively the "Plans") has been temporarily suspended as a result of a "blackout period," which we imposed effective June 24, 2003. As previously described in our June 18th notice, we have imposed the blackout period as a result of the announcement of Koninklijke Ahold N.V. ("Ahold") that, among other things, it would be required to restate its financial statements for its fiscal years 2000 and 2001 and the subsequent decision of Deloitte & Touche Accountants, Ahold's independent auditor, to withdraw their audit opinions with respect to those financial statements.

If you qualify as a "Designated Person" under Ahold's insider trading rules, you received a notice dated February 26, 2003 from John van den Dries of Deloitte & Touche and a further notice dated March 6, 2003 stating that, effective January 5, 2003, you are no longer able to trade or exchange Ahold shares, including interests in the Ahold American Depository Receipts (ADR) Fund in the Plans.

Ahold is required to provide this updated notice to you and certain other executive officers and directors of Ahold in order to comply with Section 306(a) of the Sarbanes-Oxley Act of 2002. As a result of the imposition of the blackout, you are still prohibited from purchasing, selling or otherwise acquiring or transferring any Ahold equity security, including American Depository Receipts, during the blackout period.

As stated in our June 18th notice, the blackout period will end when Ahold is able to make certain necessary filings with the Securities and Exchange Commission, including, among others, its Annual Report on Form 20-F ("Annual Report") for its fiscal year 2002 which will contain audited financial statements for fiscal year 2002 and a related audit opinion. At the time we sent you the June 18th notice, we expected that the blackout period would end during the week of August 10, 2003, which was when Ahold estimated it would file its Annual Report on Form 20-F and certain other necessary filings. However, as you may know, Ahold announced on August 8, 2003 that it had obtained an extension from its banks of the deadline to file its audited financial statements for fiscal year 2002 from August 15, 2003 until September 30, 2003. Ahold will file its Annual Report as promptly as practicable after the completion of the audited financial statements for fiscal year 2002.

As a result of these developments and because we cannot be certain of the exact date that the Annual Report will be filed, we are extending the blackout period until the week of October 12, 2003. If you have any questions concerning this notice, you should contact Ward Kraemer, Director of Retirement Plans at Ahold USA.

Please note that even after the blackout period ends, you may still be prevented from purchasing or selling Ahold securities as a result of any other restrictions that may be imposed upon you under applicable law, regulation or company policy, such as, for example, regularly scheduled blackout periods.